Filed by Hotel101 Global Holdings Corp./JVSPAC Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Companies: Hotel101 Global Pte. Ltd.

JVSPAC Acquisition Corp. (File No. 001-41922)

Hotel101 Global
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ON MONDAY, JUNE 2, 2025 (US NEW YORK TIME), HOTEL101 RECEIVES APPROVAL FROM US SEC FOR LISTING ON NASDAQ WITH THE DECLARATION OF F-4 EFFECTIVITY

HOTEL101 GLOBAL WITH TICKER HBNB IS EXPECTED TO LIST ON NASDAQ THIS MONTH - JUNE 2025

HOTEL101 IS EXPECTED TO HAVE AN EQUITY VALUE OF US$2.3 BILLION (₱130 BILLION PESOS) AT $10 DOLLARS PER SHARE

HOTEL101 GLOBAL IS SET TO BE THE FIRST FILIPINO-OWNED COMPANY TO BE LISTED AND TRADED ON NASDAQ. HOTEL101 IS A SUBSIDIARY OF PHILIPPINE-LISTED DOUBLEDRAGON CORPORATION

Read More: https://lnkd.in/g9JU_38n

HOTEL
101
Nasdaq

About DoubleDragon Corporation

DoubleDragon Corporation currently has total assets of over US$3.8 billion, with a portfolio that spans over one million square meters of gross floor area principally from provincial community malls, a string of office buildings, a chain of industrial warehouse complexes and its chain of hotels.

DoubleDragon Corporation has been listed on the Philippine Stock Exchange since 2014 and is controlled by two entities that own a combined 70% majority stake: Injap Investments Inc., which is a private family holding company led by Filipino Entrepreneur Edgar “Injap” Sia II, who is also the Chairman of MerryMart Consumer Corp, and Founder of Mang Inasal, one of the largest QSR fast food chains in the Philippines which is now under Jollibee Foods Corp.; and Honeystar Holdings Corp., which is a private family holding company led by Filipino Entrepreneur Tony Tan Caktiong, who is also the Chairman and Founder of the global QSR fast food chain Jollibee Foods Corp. Jollibee is the largest fast food QSR company in the Philippines and one of the largest globally through its portfolio of food brands with over 9,900 branches worldwide. Jollibee Foods Corp. currently has a market capitalization of over US$4.7 billion.

About JVSPAC Acquisition Corporation

JVSPAC Acquisition Corporation is a blank check company incorporated for the purpose of effecting a business combination (Special Purpose Acquisition Company). Listed on the Nasdaq, JVSPAC is led by Chairman and CEO Mr. Albert Wong. Mr. Wong has over two decades of experience in management, investment, marketing and capital markets with a focus on capital raising, special situation advisory, portfolio and project management, and execution. Since 2010, Mr. Wong has been the CEO and Director of Kingsway Group Holdings, a distribution conglomerate with luxury products ranging from yachts, automotive and prestige lifestyle solutions. Kingsway is the sole distributor of Lamborghini in Hong Kong, Macau and Guangzhou. Kingsway is also the sole distributor of Koenigsegg Automotive, Rimac Automobili and Bugatti Automobiles for China (including Hong Kong and Macau). In addition, Kingsway works with Tesla Inc in the aftersales servicing business. Mr. Wong is also co-founder of JVSakk Group and has been its Executive Director since 2010. JVSakk Group is a Hong Kong-based financial firm providing services in securities brokerage, asset, and fund management. They are also a licensed insurance broker and real estate agency in Hong Kong. Mr. Wong is responsible for overseeing growth, strategy, and investment decisions, and as of December 2024, JVSakk Group has approximately HK$6 billion in assets under management. Since 2014, Mr. Wong has been a member of the Advisory and Operating Committee of Isola Capital Group, an asset management and family office platform servicing shareholders and investors to access proprietary investment opportunities and asset management solutions.

Important Information About the Proposed Transaction and Where to Find It

The proposed Transaction will be submitted to shareholders of JVSPAC for their consideration and approval at JVSPAC’s Extraordinary General Meeting of Shareholders to be held on June 24, 2025 (“Shareholders’ Meeting”). JVSPAC and Hotel101 have filed with the SEC a definitive proxy statement/prospectus in connection with JVSPAC’s solicitation for proxies for the vote by JVSPAC’s shareholders on the proposed Transaction and other matters as described in therein, as well as a prospectus relating to the offer of the securities to be issued to Hotel101’s shareholders in connection with the completion of the proposed Transaction. JVSPAC has commenced mailing of a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed Transaction. JVSPAC’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with JVSPAC’s solicitation of proxies for its Shareholders’ Meeting to approve, among other things, the proposed Transaction, because these documents contain important information about JVSPAC, Hotel101 and the proposed Transaction. Shareholders may also obtain a copy of the definitive proxy statement/prospectus as well as other documents filed with the SEC regarding the proposed Transaction and other documents filed with the SEC by JVSPAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to JVSPAC’s proxy solicitor, Advantage Proxy by email at kSmith@advantageproxy.com.

Forward Looking Statements

This document includes “forward-looking statements” which may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated equity value of the combined company, Hotel101’s ability to scale and grow its business, the advantages and expected growth of the combined company, the combined company’s ability to source and retain talent, the cash position of the combined company following closing of the Transaction, JVSPAC’s and Hotel101’s ability to consummate the Transaction, and expectations related to the terms and timing of the Transaction, as applicable. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of JVSPAC’s and Hotel101’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of JVSPAC and Hotel101. These forward-looking statements are subject to a number of risks and uncertainties, including the ability of JVSPAC and Hotel101 to successfully or timely consummate the proposed Transaction, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction or approval of the shareholders of JVSPAC or Hotel101; failure to realize the anticipated benefits of the proposed Transaction; the combined company’s ability to execute on its business model, potential business expansion opportunities in foreign countries and growth strategies, retain and expand customers’ use of its hotel services and attract new customers, and source and maintain talent; risks relating to the combined company’s sources of cash and cash resources; risks relating to Hotel101’s business; risks relating to JVSPAC’s and the combined company’s vulnerability to security breaches; risks relating to the combined company’s ability to manage future growth; the effects of competition on the combined company’s future business; the amount of redemption requests made by JVSPAC’s public shareholders; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries involving the parties to the Transaction; the impact of the COVID-19 pandemic on Hotel101’s or the combined company’s business and the global economy; and those factors discussed in JVSPAC’s final prospectus filed by Hotel101 with the SEC on June 2, 2025. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither JVSPAC nor Hotel101 presently knows or that JVSPAC and Hotel101 currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect JVSPAC’s and Hotel101’s expectations, plans or forecasts of future events and views as of the date of this document. JVSPAC and Hotel101 anticipate that subsequent events and developments will cause JVSPAC’s and Hotel101’s assessments to change. However, while JVSPAC and Hotel101 may elect to update these forward-looking statements at some point in the future, JVSPAC and Hotel101 specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing JVSPAC’s and Hotel101’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

JVSPAC, DoubleDragon Corporation, Hotel101, and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from JVSPAC’s shareholders in connection with the proposed Transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of JVSPAC’s shareholders in connection with the proposed Transaction are set forth in the definitive proxy statement/prospectus mailed by JVSPAC to its shareholders in connection with the Shareholders’ Meeting to be held on June 24, 2025. You can find more information about JVSPAC’s directors and executive officers in in the proxy solicitation and a description of their direct and indirect interests can be found in the definitive proxy statement/prospectus. Shareholders, potential investors and other interested persons should read carefully the definitive proxy statement/prospectus before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction